SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                               ------------------------

                                     FORM 10-SB

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                                OF SMALL BUSINESS ISSUERS
                              UNDER SECTION 12(b) OR (g) OF
                          THE SECURITIES EXCHANGE ACT OF 1934



                                Harter Financial, Inc.
            (Exact Name of Small Business Issuer as Specified in its Charter)



       New York                                           11-2534507
(State or Other Jurisdiction of              (I.R.S. Employer Identification
Incorporation or Organization)                         Number)




Box 338, Village Road, New Vernon, New Jersey                     07976
 (Address of Principal Executive Offices)                       (Zip Code)


Issuer's telephone number, including area code:          (973) 734-0100

Securities to be registered under to Section 12(b) of the Act:


Title of Each Class                     Name of Each Exchange on Which
to be so Registered                     Each Class is to be Registered
-------------------                     ------------------------------

 Not Applicable                                Not Applicable
-------------------                        -------------------------


Securities to be Registered under to Section 12(g) of the Act:

                                    Common Stock $.01 Par Value
                                    ----------------------------
                                          (Title of Class)

                                  PART I

Item 1.             Description of Business.

General

          Harter Financial, Inc., a New York corporation (the "Company"), has three primary business focuses: (i) acquiring operating businesses; (ii) investing in and providing managerial assistance to start-up and early stage development companies, and (iii) providing diversified consulting services relating to mergers and acquisitions, financing and reorganization. Additionally, the Company has a non-operating, wholly-owned, subsidiary Planner's Financial, Inc. ("Planners"). Prior to the events discussed below, the Company was known as Wolf Financial Group, Inc. ("W. Group").

Company History

          The Company was incorporated in New York on May 23, 1979 as Wright Laboratories, Inc. ("Wright"). In December 1985, the Company acquired all of the capital stock of F.N. Wolf & Co., Inc ("FNW") a privately held New York corporation organized in June of 1982. By a vote of its shareholders the Company's name was changed from Wright to Wolf Financial Group, Inc. at the time of the acquisition.

Bankruptcy Reorganization

          As a result of heavy losses and various legal proceedings pending W. Group and its wholly-owned subsidiary FNW filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the
"Bankruptcy  Code") on August 24, 1994 (the "Filing Date").  On October
23, 1996, a reorganized W. Group emerged from protection under Chapter 11 of the Unites States Bankruptcy Code of 1986 pursuant to a confirmed plan of reorganization (the "Plan"). Pending confirmation of the plan of reorganization the Company carried out limited business activities including issuing bridge loans to certain unrelated third parties. On November 6, 1996, by order of the United States Bankruptcy Court (the "Court"), W. Group changed its name to Harter Financial, Inc. The New
York State Banking Department approved the name change on April 11, 1997.

          Prior to the Filing Date, W. Group's wholly owned subsidiary FNW was a broker-dealer registered with the Securities and Exchange Commission
("SEC") and the National Association of Securities Dealers ("NASD").

          Pursuant to the Plan, FNW was dissolved and its assets were folded into the reorganized W. Group. The Effective Date of the Plan, pursuant to the Court's order, was January 16, 1997 (the "Effective Date").

Plan of Reorganization

          Under the Plan, the claims of the principal creditors of W. Group and FNW have been settled in accordance with the following classifications:

          (i) Class 1, consisting of all secured claims are to receive their collateral and any unsecured portion of such claim, if any, will be treated as an allowed Class 3 claim. W. Group and FNW believe that there are no claims with valid security interests; and

          (ii) Class 2, consisting of all pre-petition claims entitled to priority pursuant to Section 507 of the Bankruptcy Code, other than priority tax claims, are to receive up to $2,000 of their claims as priority claims pursuant to section 507(a)(3) of the Bankruptcy Code; and;

          (iii) Class 3 consisting of all general unsecured claims, other than insider claims, indemnity claims and securities claims are to receive shares of common stock in the reorganized Company at the rate of one (1) share for every dollar of claim; and

          (iv) Class 4 consisting of all securities Claims (claims stemming from various legal actions) except the SEC's claim are to receive in total a cash payment of $500,000 and common stock in the reorganized Company equal to the number of shares of common stock issued to Class 3 (i.e. 1,605,784 shares); and

          (v) Class 5 consisting of the claims of the SEC received a cash payment of $1,000,000; and

          (vi) Class 6 consisting of all indemnity claims are to receive a pro rata distribution of 100,000 shares of common stock in the reorganized Company; and

          (vii) Class 7 consists of W. Group's equity interests. W. Group's then existing equity interests were canceled pursuant to the Plan, and holders of such interests did not receive any payments under the Plan; and

          (viii)   Allowed administrative expenses are to be paid in full; and

          (ix) The Internal Revenue Service in payment of its Priority Tax claims is to receive a cash distribution of $200,000.

          In accordance with the terms of the Plan 5,594,315 shares of the Company's common stock was issued to the Plan funder (as defined in the Company's Plan of Reorganization previously filed with the SEC, the "Plan Funder") and to Joshua J. Angel.

Description of Business - Present Capital Investments

          The Company is presently in the process of seeking out suitable
businesses to acquire and operate.   In the interim, while the Company
seeks out other potential acquisitions, the Company is temporarily investing its capital in various bridge loans and other investments.

          Set forth below is information concerning the Company's present principal investments ("Principal Investments"), two of which are publicly-held. Information concerning the publicly held companies has been derived from their respective SEC filings. Information concerning the privately - held companies has been obtained from those Principal Investments. For further information concerning the Company's investments, including acquisition dates, purchase prices and valuation at October 23, 1996 and March 31, 1997, see Notes to Financial Statements included herein.

          The Company does not maintain specific policies to guide its acquisition and investment choices. Rather, the Company presently reviews potential acquisition or investment opportunities and seeks to identify and select what it believes are the best among them.
Acquisition of or direct investments in businesses with operating histories that are unprofitable or marginally profitable, that have negative net worth or that are involved in bankruptcy or similar reorganization proceedings may be made. Such acquisitions or investments are expected to involve businesses which management believes to have turnaround potential through the infusion of additional working capital and a strengthened management team. These businesses require significant managerial assistance and the Company's investment therein are generally high risk and speculative in nature. The Company seeks to attract potential managers who have established track records of turning around troubled businesses. The Company attempts to locate qualified managers on a need only basis. To date, a significant portion of the Company's investments have been of this nature.

          The Company may in the future make additional debt and equity investments in its Principal Investments ("Additional Investments") in order to protect or enhance its initial investment. The Company, together with other investors, may make direct or Additional Investments in a number of other situations, including attempts to rehabilitate insolvent or bankrupt companies, and/or acquire privately-held companies. The substantial financial and management commitment typically attendant to an investment, mandates that only a few new investments be made in any one year.

          The Company expects that it may, from time to time, make direct investments in publicly-traded securities of relatively small, emerging companies that management believes may have long-term growth possibilities.

          1. Autoparts Warehouse, Inc. An investor group, of which the Company is a member, formed Autoparts Warehouse for the specific purpose of purchasing substantially all of the assets of Warehouse Auto Centers, Inc., for $375,000 in cash in connection with a proceeding conducted in the United States Bankruptcy Court Western District of New York (Case No. 95-21279). The asset purchase was concluded on August 28, 1996. Those assets formed the base upon which Autoparts Warehouse began to operate.

          In August 1996, the Company acquired 24% of the issued and outstanding common stock in Autoparts Warehouse for $90,000. As of July 10, 1997 the Company had a 32% equity interest in Autoparts Warehouse.

          Prior to March 31, 1997 the Company loaned $215,000 ($135,000 on 8/28/96 at 8%, $30,000 on 1/2/97 at 8% and $20,000 on 2/26/97 at 8%) to
Autoparts Warehouse for working capital. From April 1, 1997 to the date of the filing of this Registration Statement the Company loaned an additional $57,245 ($41,175 on 4/1/97 at 12% and $16,170 on 5/30/97 at
8%) to Autoparts Warehouse for working capital. In addition to the working capital loans the Company purchased from an unrelated party who wished to liquidate his Autoparts Warehouse loan portfolio before its maturity date, at a substantial discount, an additional $47,000 of Autoparts Warehouse loans all at an interest rate of 8%. All of the loans which have been made to Autoparts Warehouse are demand notes. To date, no demand for the payment of principal or interest has been made by the Company.

          In addition to the loans enumerated above the Company loaned $25,000 at an interest rate of 8% to a principal of Autoparts Warehouse's on August 28, 1996. As of the date of this filing the loan remains outstanding.

          Autoparts Warehouse is a privately held auto-parts retailer and service center located in Rochester, New York. It operates a warehouse superstore auto parts accessory and service center offering a selection of quality, brand name, automotive products at discount prices, primarily to do-it-yourself customers and professional mechanics and installers. Currently Autoparts Warehouse is engaged in the process of raising private bridge loan financing. If the financing is completed successfully, of which there can be no assurance, Autoparts Warehouse has indicated that it anticipates expanding its operations to include additional locations in the Rochester area.

          Autoparts Warehouse operates in a highly competitive environment. Its principal competitors are national and regional chains carrying automotive parts and accessories and offering automotive services, most of which have substantially greater marketing, financial, administrative and other resources than Autoparts Warehouse.

          Spencer J. Angel, President of the Company, currently acts as the Secretary/Treasurer of Autoparts Warehouse.

          2. FCI Food Group, Inc. FCI Food Group, Inc ("FCI"), is a privately held company engaged in the fast food industry. FCI has three distinct food category franchises that it presently operates and franchises to independent operators. FCI predominantly focuses on placing its operations and its franchised operations in the food courts of high volume shopping malls. FCI owns and franchises fast food restaurants throughout the United States, Puerto Rico and the Middle East.

          In November 1996, the Company loaned FCI $100,000 in exchange for a FCI promissory note for working capital. That note was subsequently exchanged with a replacement promissory note issued from International Financial Partners, Inc., a related FCI entity.

          3. Medical Laser Technologies, Inc. Medical Laser Technologies, Inc. ("MLTI") is a publicly held medical imaging technology company.
MLTI's wholly owned subsidiary Fidelity Medical, Inc. ("Fidelity") develops and markets systems for the electronic processing, storage, review and retrieval of X-ray images generated during certain medical procedures, particularly cardiac angiography/angioplasty and radiographic/fluoroscopic examinations.

          In November 1995, the Company loaned $90,000 to MLTI and Fidelity for working capital (the "MLTI/Fidelity Loan"). In addition to the note in the principal amount of $90,000, the Company received 115,000 shares of MLTI stock.

          MLTI's common stock is listed on the NASDAQ Bulletin Board and is traded under the symbol MLTI.

          On June 23, 1997 the Company and other un related investors entered into a Stock Purchase Agreement with MLTI to purchase up to a maximum of 16,666,667 shares of MLTI stock at a per share price of three Cents
($.03) per share. As of the date of the filing of this Registration Statement the Company had purchased 3,166,667 shares under the Stock
Purchase Agreement and owned approximately 3,491,667 shares of MLTI's issued and outstanding common stock.

          On August 7, 1997 the Company notified MLTI and Fidelity that they had defaulted on the MLTI/Fidelity Loan. Accordingly, the Company commenced the process of foreclosing on its perfected security interest in the shares of Fidelity, MLTI's wholly owned subsidiary. While no litigation has commenced with respect to the events described above the Company anticipates that litigation will be commenced challenging its asserted ownership. At this time the Company is unable to determine the outcome of any possible litigation that may arise. Additionally, the Company is unable to determine whether it will be able to maintain
Fidelity as an operating subsidiary.

          4. Pan American World Airways, Inc. The Company was one of the original investors in the Blank Check Book company that purchased the Pam Am trademark in the Pan Am bankruptcy proceeding. Pan American World Airways, Inc. ("PanAm"), a unit of Pan Am Corp., is a mid-sized national carrier that offers low fare service to major American cities.

          PanAm's common stock is listed on the American Stock Exchange and is traded under the symbol PAA. The Company currently has approximately
60,000 shares of PanAm's common stock.

          5.  Ivax Corporation   Ivax Corporation ("Ivax") is a publicly-held
holding company with subsidiaries engaged primarily in the research, development, manufacturer and marketing of health care products, including generic and branded pharmaceuticals, intravenous solutions and related products, and in vitro diagnostics.

          Ivax's common stock is listed on the American Stock Exchange and is traded under the symbol IVX. The Company has approximately 30,000 shares of Ivax's issued and outstanding common Stock.

Regulation

          Because the Company might be deemed to be engaged in the business of investing, owning, holding or trading in securities and therefore be subject to the provisions of the Investment Company Act of 1940 (the
"1940 Act"), it is currently relying on the exemption provided by Rule
3a-2 under the 1940 Act. Rule 3a-2 provided that a company shall be deemed not to be engaged in the business of investing, owning, holding or trading in securities during a period of time not to exceed one (1) year if the company has a bona fide intent to be engaged primarily, as soon as reasonably possible, in a business other than that of investing, owning, holding or trading. In accordance with rule 3a-2, the company's Board of Directors has adopted a resolution evidencing such intention. The
Company expects to be primarily engaged in the business operation discussed earlier in this Section in the reasonably foreseeable future.

Competition

          Numerous companies and individuals are engaged in the venture capital business and such business is intensely competitive. Many of the competitors have significantly greater experience, resources and managerial capabilities than the Company and are therefore in a better position than the Company to obtain access to and to consummate attractive venture capital investments.

Employees

          General. As of July 11, 1997, the Company employed six people on a full time basis.
                                         7

Item 2.   Management's Discussion and Analysis of Plan of Operations.

Selected Financial Information of the Company

          Prior to the filing of its voluntary petition the Company was current with all of its SEC filings. The Company's last filings of current financial information were its 10-K for the fiscal year ending June 30, 1993 and its 10-Q for the period ending March 31, 1993. After the filing of its voluntary petition, however, the Company did not remain current with its SEC filings.

The selected financial data presented below is for the two year period ended June 30, 1996 and the nine month periods ended March 31, 1996, July 1, 1996 to October 22, 1996 and October 23, 1996 to March 31, 1997. The information for the years ended June 30, 1995 and June 30, 1996 is derived from the Company's audited financial statements. The information for the nine month periods ended March 31, 1996 and March 31, 1997 is derived from the Company's unaudited financial statements. The data should be read in conjunction with the financial statements, related notes and other financial information of the Company for such periods included elsewhere in this Registration Statement.

          The financial information below takes into account the effects of fresh-start accounting in accordance with Statement Of Position 90-7 of the American Institute of Certified Public Accountants. Pursuant to SOP 90-7 if the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all post-petition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity should adopt fresh-start reporting upon its emergence from Chapter 11. Adopting fresh-start reporting results in a new reporting entity with no beginning retained earnings or deficit. Accordingly, all financial statements for any period prior to October 23, 1996, are periods prior to the implementation of fresh-start reporting, and are not comparable to financial statements for periods after the implementation of fresh-start reporting. The financial information contained herein is not indicative of future operating results or financial position of the Company.





                              (INTENTIONALLY LEFT BLANK)

Selected Financial Information of the Company

          The following selected financial data for the two year period ended June 30, 1996 and for the period from July 1, 1996 to October 22, 1996 and October 23, 1996 to March 31, 1997 and for the nine month period ended March 31, 1996 is derived from the audited and unaudited financial statements of the Company. The data should be read in conjunction with the financial statements, related notes and other financial information of the Company included elsewhere in this Registration Statement.

                                                 July 1,     October 23,  Nine
                                                  1996         1996       Months
                                                  to           to         Ended
                                                October 22   March 31,    March 31
                          Year Ended June 30,     1996          1997        1996
                          1996          1995   (Unaudited)   (Unaudited) (Unaudited)
Income Statement Data:
Interest Income          $   76,24   $   2,083  $     8,375  $   27,616   $  28,016

Continuing
operating
expenses                  (685,777)   (643,097)    (220,889)   (396,265)  (516,713)

Realized and
unrealized gain
(loss) Marketable
securities                                          556,816    (170,431)

Reorganization items -
  expenses
  (Note F)                (298,266)   (701,196)    (246,908)               241,731)
                         ---------   ----------- ----------- ----------  ----------
Income (loss) before
   discontinued
   operations
   and extraordinary
   item                   (907,797)  (1,342,210)      97,394  (539,080)   (730,428)

Income (loss) from
   discontinued
   operations               62,702    2,376,146     (42,460)                62,509
                         ----------  ----------  ----------- ----------- ----------
Income (loss) before
   extraordinary
   item                   (845,095)   1,033,936       54,934   (539,080)  (667,919)

Extraordinary item:
   Forgiveness of
   debt                                           13,066,541
                         ----------  ----------  ----------- ----------  ----------
Net Income (Loss)        $(845,095)  $1,033,936  $13,121,475 $(539,080)  $(667,919)
                         ==========  ==========  =========== ==========  ==========

Net Loss Per
   Common Share                                              $   (0.06)
                                                             ==========
Weighted Average
   Number of
   Common Shares
   Outstanding                                                8,905,883
                                                             ==========

                                            June 30,              March 31,
                                              1996                   1997
                                                                  (Unaudited)
Balance Sheet Data:

Total Assets                              $3,080,886              $2,730,843

Total liabilities                         15,421,239               1,971,231

Shareholders'
  equity
  (deficiency)                          ( 12,340,353)                759,612
                                        =============             ==========

Results of Operations

          The Company's Plan of Reorganization was confirmed on October 23, 1996. In accordance with the requirements of fresh-start accounting, pursuant to Statement of Position 90-7, the results for the period of October 23, 1996 to March 31, 1997 (the "Period") have been prepared under a new basis of accounting and therefore are not necessarily comparable to the nine (9) month period ended March 31, 1996.

          Results of Company Operations for the Fiscal Years Ended June 30, 1996 and 1995.

          The Company had income from discontinued operations of $62,702 for the year ended June 30, 1996 compared to $2,376,146 for the year ended June 30, 1995. The income for the year ended June 30, 1995 was derived primarily from the sale of assets including securities, options and warrants held by the Company at the time of the Bankruptcy Filing. The major portion of such income was from the conversion of warrants into shares of Wireless Telecommunications, Inc., and the subsequent sale of that position. For the year ended
June 30, 1996 the Company had $298,266 in reorganization expense items compared to $701,196 for the year ended June 30, 1995.
Included in the reorganization expense category were bankruptcy, legal and other professional fees.

          For the year ended June 30, 1996 the Company had interest income from bridge loans and investments in the amount of $76,246 compared to $2,083 for the year ended June 30, 1995. For the year ended June
30, 1996 the Company incurred continued operating expenses for rent, salaries and other operating items in the amount of $685,777 compared to $643,097 for the year ended June 30, 1995. For the year ended
June 30, 1996, the Company had a net loss of $845,095 compared to net income of $1,033,936 for the year ended June 30, 1995.

          Results of Company Operations for the Period Ended March 31,
1997.

          During the period from July 1, 1996 to October 22, 1996, the Company had realized and unrealized gains on marketable securities of $556,816, continuing operating expenses of $220,889 consisting of salary and related office expenses and reorganization expenses pertaining to the Bankruptcy of $246,908 resulting in income before the extraordinary item of $97,394. The Company had a loss from discontinued operations of $42,460 for the period. For the period ended October 22, 1996 an extraordinary item in the amount of $13,066,541 was recorded for Forgiveness of Debt pursuant to the Plan of Reorganization.

          For the period of October 23, 1996 to March 31, 1997, the Company had income in the amount of $27,616 from interest on loans and investments. Additionally, during this period, the Company also had an unrealized loss on marketable securities in the amount of $170,431, and continued operating expenses in the amount of $396,265 consisting of salary and related office expenses which resulted in a net loss for this period of $539,080 or $.06 per share.

          For the nine month period ended March 31, 1996, the Company had interest income of $28,016, income from discontinued operations of $62,509 operating expenses of $516,713 and reorganization expenses of $241,731 resulting in a net loss of $667,919.

          Liquidity and Capital Resources.

          A substantial portion of the Company's assets are liquid consisting mainly of cash and cash equivalents, receivables from brokerage accounts, and marketable securities. As the Company is in the process of satisfying its Chapter 11 reorganization obligations, its liquid assets will decrease from time to time. At this time the Company estimates that it has approximately $1,000,000 in remaining Chapter 11 reorganization obligations.

          On June 30, 1996 cash, cash equivalents and marketable securities totaled $2,350,342 or 76% of total assets compared to $1,948,041 or 71% of total assets on March 31, 1997. It should be noted that all references to the period of October 23, 1996 to March 31, 1997 are for general comparison purposes only. This period contains unaudited financials which have been prepared pursuant to fresh-start accounting requirements in accordance with Statement Of Position 90-7 and are not comparable to financial statements for periods prior to the implementation of fresh-start reporting.

          The Company will from time to time make loans and investments in public and non-public companies, and may also receive as a result of those loans securities, options, and/or warrants that are not readily marketable. On June 30, 1996 such loans totaled $237,500 or 8% of total assets as compared to $400,000 on March 31, 1997 or 15% of total assets. The value of the Company's securities that were not readily marketable on June 30, 1996, $401,575 or 13% of total assets decreased to $200 on March 31, 1997. This resulted, primarily, from the reclassification and increase in market value of an investment in a non-public company which subsequently began trading publicly.
Therefore, the value of marketable securities increased from $18,512 or less than 1% of total assets to $883,281 or 32% of total assets on March 31, 1997.

          Furniture, fixtures and equipment of $60,628 decreased to $3,674 on March 31, 1997 as a result of depreciation and disposal of assets that were no longer used in the Company's operation. The receivable from the Plan Funder, in the amount of $300,000, was received by the Company on May 19, 1997.

          In conjunction with the Confirmation Order certain pre-petition liabilities were discharged or revalued. On June 30, 1996 pre-petition liabilities that were subject to compromise totaled
$15,190,681. Post-petition liabilities in the amount of $219,507 increased to $1,971,231 primarily reflecting the liabilities payable in accordance with the provisions of the Plan of Reorganization.

          The Company believes that it has sufficient capital to meet its obligations under the Plan of Reorganization. Additionally, the Company believes that it has sufficient capital to acquire an operating business. The ability of the company to meet its future objectives, however, is subject to the viability of the Principal Investments. There can be no assurance that the Company will be successful in its attempts, if any, to raise additional funds. The Company has no material commitments for capital expenditures.

Item 3.             Description of Property.

          The Company's principal executive office is maintained at The Barn Building, Village Road, New Vernon, New Jersey. The Company currently pays approximately $3,400 per month in rent and associated costs for such offices pursuant to a lease which expired in July
1997. The Company has been offer a new two (2) year lease at a rent of $3,600 per month. The Company, however, as of the date of this filing has not executed said lease.

Item 4.     Security Ownership of Certain Beneficial Owners and Management.

          The following table sets forth, as of July 10, 1997, (i) the number of shares of Common Stock beneficially owned by (x) owners of more than five percent (5%) of the outstanding Common Stock who are known to the Company, and (y) the Directors and certain executive officers of the Company, individually, and the officer and Directors of the Company, as a group, and (iii) the percentage of ownership of the outstanding Common Stock represented by such shares. All share numbers are provided based upon information supplied to management of the Company. To the best of managements knowledge all of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the tables.











                        (INTENTIONALLY LEFT BLANK)

                                    No. of Shares
    Name and Address                Beneficially                  Percentage
 of Beneficial Owner (1)                Owned                      of Class
-------------------------           -------------                 ----------

Joshua J. Angel (2)                   4,278,525                     48.0%
9 East 79th Street
New York, New York 10021

Class 4 Security Claimants  (3)       1,605,784                     18.0%
c/o Wolf, Popper, Ross,
 Wolf & Jones Esq.
845 Third Avenue
New York, New York 10022

Spencer J. Angel                      1,315,790                     14.8%
181 East 73rd Street
New York, New York 10021

Bolzano Investments, Inc              1,030,278                     11.6%
c/o Platzer, Fineberg & Swergold
150 East 52nd Street
New York, New York 10022

Officers and Directors, as a
   group (4)                          5,594,315                     62.8%
___________________

1. Beneficial ownership, as reported in the above table, has been determined in accordance with Rule 13d-3 under the 1934 Act. Unless otherwise indicated, beneficial ownership includes both sole voting and sole dispositive power.

2. Includes 3,947,368 shares owned of record by Rita Angel, his wife for which Mr. Angel disclaims any beneficial interest.

3. These shares were issued to Class 4 in settlement of claims against the estates of W. Group and FNW. The firm of Wolf Popper is holding the shares on behalf of the class members. An agreement has been reached with Wolf Popper whereby Joshua J. Angel or his assigns will purchase these shares from Class 4 for $100,000. No specific date has been set for the conclusion of this transaction.

4.  Such group consists of the two persons listed in Item 5 below.

Ownership by Management

          The following table sets forth, as of July 10, 1997, the beneficial ownership of the

Common Stock of the Company of (i) each director (including the Named Executives) of the Company, and (ii) all directors and executive officers of the Company as a group (based upon information furnished by such persons). Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if he has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days.

                                          No. of Shares
 Name and Address                         Beneficially           Percentage
of Beneficial Owner (1)                    Owned (2)              of Class

Joshua J. Angel(3)                        4,278,525                 48.0%
Spencer J. Angel                          1,315,790                 14.8%
All directors and executive
officers as a group (2 people)
------------------
(1) The business address, for purposes hereof, of all of the Company's directors and executive officers is in care of the Company.

(2) Unless otherwise noted, the Company believes that all persons in the table have sole voting and disposition power with respect to all shares of Common Stock beneficially owned by them.

(3) Includes 3,947,368 shares owned of record by Rita Angel, his wife for which Mr. Angel disclaims any beneficial interest.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

          The following is a list (along with certain biographical information) of the executive officers and directors of the Company. All directors of the Company are serving a current term of office which continues until the next annul meeting of stockholders, and all officers are serving a current term of office which continues until the next annual meeting of directors:

                                 Year of
                               Election as
Name and Age                     Director               Position
(As of 6/10/97)

Joshua J. Angel   (61)           1994              Chairman of the Board and
                                                   Chief Executive Officer
Spencer J. Angel  (31)           1996              President and Treasurer

Joshua J. Angel has been Chairman and Chief Executive Officer of the Company since August 1994, and was principally responsible for its successful reorganization. Mr. Angel has been a practicing attorney for over 35 years, and enjoy's a national reputation as an expert in corporate reorganizations. Currently Mr. Angel does not act as a Director of any other public company. Mr. Angel is the father of Spencer J. Angel.

Spencer J. Angel  has been President and Treasurer of the Company
since October 16, 1996.   Mr. Angel serves as Secretary, Treasurer
and Director of Autoparts Warehouse, Inc. From December 1994 through August 1996 Mr. Angel was President of 5 East 41 Check Cashing Corp. a company engaged in the payroll service business. Mr. Angel sold his interest in this business in August 1996. From July 1994 to December 1994 Mr. Angel was a consultant to Zion Financial Group, Inc. a venture capital company. From November 1991 to July 1994 Mr. Angel was an associate with Platzer, Fineberg & Swergold, a law firm specializing in bankruptcy related matters. Mr. Angel graduated from Hofstra Law School in June 1991.

Item 6.             Executive Compensation.

Summary Compensation Table

          The following table sets forth information for the fiscal years ended June 30, 1995 and June 30, 1996, and for the nine months ended March 31, 1997, representing compensation earned by the executive officers of the Company.

                                                                        Long Term

                                 Annual Compensation                  Compensation
                                                                        Awards
                                ---------------------                -----------------
                                Year                                Other
Name and Principal             Ending                               Annual
   Position                    6/30/97      Salary     Bonus     Compensation       Options
-----------------------        -------      ------     -----     -------------      ------
Joshua J. Angel                 1995        $0.00        0         0                  0
  Chairman and Chief            1996        $0.00        0*        0                  0
  Executive Officer             1997        $0.00        0         0                  0

Spencer J. Angel                1996        $52,000      0         0                  0
  President, Treasurer          1997        $52,000      0         0                  0

* In connection with his efforts to reorganize the Company, the Confirmation Order of October 23, 1996 required the Company to issue 331,157 of its share to Mr. Angel. Pursuant to the Plan, Mr. Angel received "Stock equal to 10% of the shares of [Stock] issued to Classes 3, 4 and 6...", in consideration for the services rendered to the Company without charge, during the chapter 11 period as well as his agreement to act as Plan Funder.

Options, Annuities and Plans

          The Company does not have any annuity, retirement, pension, deferred or incentive compensation plans, stock option plans or arrangements under which any executive officer is entitled to benefits, nor does the Company have any long-term incentive plan pursuant to which performance units or other forms of compensation are paid.

Compensation of Directors

          The Company does not compensate its directors for their services. The Company, however, may institute some procedure in the future by which their directors may receive a nominal compensation for their services.

Employment Arrangements

          The Company has not entered into and does not intend to enter into any employment agreements in the near future.

Item 7.             Certain Relationships and Related Transactions.

          Mr. Joshua J. Angel, Chief Executive Officer of the Company, is the father of Spencer J. Angel, President and Treasurer of the Company. No agreement has been entered into between Mr. Joshua Angel and Mr. Spencer Angel with respect to the voting of the Common Stock beneficially owned by either party.

Item 8.             Description of Securities.

General

          The summary of the terms of the Common Stock set forth below contains all the material terms of the Common Stock, including those contained in the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the By-Laws of the Company (the "By-Laws"), however, such summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and the By-Laws.

          The Certificate of Incorporation provides that the Company may issue up to 30,000,000 shares of Common Stock with a $.01 par value per share. There are no options, warrants or other derivative securities which are currently issued or otherwise outstanding .

          All Common Stock issued and outstanding is duly authorized, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends if, and when authorized and declared by the Board of Directors of the Company out of assets legally available therefore and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provisions for, all known debts and liabilities of the Company.

          Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock, or less if a duly convened stockholder meeting is held, can elect all of the directors then standing for election.

          Holders of Common Stock have no conversion, sinking fund, redemption, or preferential rights to subscribe for any securities of the Company.

          Shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, exchange or, except as expressly required by New York law, appraisal rights.

          Pursuant to New York law, a corporation generally cannot dissolve, amend its certificate of incorporation or merge, unless
approved by   the affirmative vote of stockholders holding at least a
majority of the shares entitled to vote on the matter unless a greater percentage is set forth in the corporation's articles of incorporation. The Certificate Of Incorporation does not provide for a greater percentage in such situation.

Effect of Reorganization on the Common Stock

            Pursuant to the Plan, any interest represented by any of the equity securities issued by Wolf Group prior to the Filing Date were canceled and new shares of common stock in the reorganized Company were to be issued.

          The Common Stock being issued under the Plan will be fully paid and non-assessable. Holders of Common Stock are entitled to receive dividends if, when and as declared by the Company's Board of Directors, out of funds legally available therefore, subject to any superior rights of holders of the Company's preferred stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution, subject to any superior rights.

          Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of the stockholders. The Certificate of Incorporation and bylaws contain no restriction on the repurchase or redemption of the Common Stock. Holders of Common
Stock have no preemptive rights.

Changes in Control

          As further set forth hereinabove in Item 1 the Plan provided for the reservation or issuance of shares of Common Stock as follows: (i) 1,605,784 shares of Common Stock to the Class 3 general unsecured creditors ("Class 3"); (ii) 1,605,784 shares of Common Stock to the
Class 4 securities law claimants ("Class 4"); 100,000 shares to the Class 6 indemnity claim holders; and (iii) 5,594,315 shares to certain investors.

          As provided by the Plan, each member of Classes 3, 4 and 6 are entitled to receive as of the Effective Date of the Plan such claim holders' pro. rata portion of the shares of Common

Stock to be issued in satisfaction of their Class' Claims. As of the date of this Registration Statement a majority of the shares listed above have been issued.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

          As of July 10, 1997, there were approximately 120 holders of record of the Company's Common Stock with 8,905,883 shares of Common Stock outstanding. Additionally, the Company has determine that as at July 10, 1997 no beneficial owner's Common Stock is being held in "street" name.

          The common stock of the W. Group, which traded previously on the NASDAQ Stock Market until February 24, 1994 is not currently
traded on any national securities exchange.   W. Group's shares,
however, continued to trade during the bankruptcy reorganization through the pink sheets.
                                         Bid Price       Bid Price
          Quarter Ended                    High             Low

          June 30, 1994                    $.56             $.07

          September 30, 1994               $.15             $.01
          December 31, 1994                $.01             $.005
          March 31, 1995                   $.02             $.005
          June 30, 1995                    $.03             $.02

          September 30, 1995               $.02             $.02
          December 31, 1995                $.02             $.005
          March 31, 1996                   $.005            $.001
          June 30, 1996                    $.001            $.001

          September 30, 1996               $.001            $.001
          December 31, 1996                $.001            $.001
          March 31, 1997                   $.001            $.001

          Pursuant to the Plan W. Group's shares were canceled and the new shares of Harter Financial were issued to creditors and the Plan
Funder. Harter's shares do not currently trade on any national securities exchange or on any over the counter market.

Dividends

          The Company has paid no cash dividend since its inception and it is unlikely that any cash dividend will be paid in the future. The declaration in the future of any cash or stock dividend will be at the discretion of the Board of Directors depending upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. The Company has never made, nor adopted any policies with respect to, in-kind distributions, and has no present intention of adopting any such policies or of making any such distributions.

Item 2.             Legal Proceedings.

          In connection with its activities as a broker-dealer, the Company was a defendant (along with the Company's previous president) in various civil actions and a administrative proceeding brought by the SEC alleging violations of various sections of the anti-fraud provisions of the federal securities laws. Additionally the Company and certain of its previous officers were the subject of NASD proceedings alleging violations of certain Exchange Act rules and NASD rules which resulted in an adverse ruling against the Company and certain of the Company's previous officers. The Company appealed the ruling and as a result of a consent decree no longer operates as a broker-dealer.

          The Bureau of securities for the State of New Jersey (the "Bureau") filed an administrative complaint against the Company and certain of its officers alleging violations of certain provisions of New Jersey securities laws. Pursuant to a settlement with the Bureau, the registration of the Company as a broker-dealer in the State of New Jersey was revoked and the State of New Jersey was paid a monetary penalty of $5,000.

          The Company was a defendant in multiple class action lawsuits alleging among other things violations of various sections of the anti-fraud provisions of the federal securities laws. Claims under the class action lawsuits aggregated in excess of $100 million.

          The Company was also a party to a number of other litigations, arbitrations, investigations and inquiries which arose in the ordinary course of business.

          As a result of the various legal proceedings pending against W. Group and its wholly owned subsidiary FNW filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States
Code was filed on August 24, 1994.   A Second Amended Joint Plan of
Reorganization, dated July 2, 1996, was confirmed by order of the United States Bankruptcy Court for the Southern District of New York and entered on October 23, 1996.

          Pursuant to the Plan, FNW was dissolved and its assets were absorbed into the reorganized W. Group. The Effective Date of the Plan, pursuant to the Confirmation Order, was January 16, 1997.

          An Order of the United States Bankruptcy Court for the Southern District of New York was entered on November 6, 1996, modifying the Confirmation Order solely with respect to the name of the reorganized
W. Group. Pursuant to the November Order the name of the reorganized W. Group was changed to Harter Financial, Inc., a New
York Corporation.  The New

York State Banking Department approved the name change on April 11,
1997.

          As of the date of this filing there were no legal proceedings to which the Company or its subsidiary is a party or of which any of their property is subject.

Item 3.             Changes in and Disagreements With Accountants.

          Prior to the filing of W. Group's petition for reorganization under Chapter 11 of Title 11 of the United States Code Ernst & Young, LLP. ("Ernst & Young") was engaged as the principal accountant to audit W. Group's financial statement. The last audit that Ernst & Young performed for W. Group was for the fiscal year ending June
1993.

          As of the filing date, August 24, 1994, Ernst & Young was a creditor of the W. Group estate. Ernst & Young has not performed any audits for W. Group subsequent to audit for the fiscal year ending June 1993.

          In connection with the audits of the W. Group's financial statements for each of the two fiscal years ended June 30, 1993, and in the subsequent interim period through December 31, 1993, there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference to the matter in their report. From the period of December 31, 1993 until January 31, 1997 Ernst & Young did not perform any work for W. Group. There were no disagreements with Ernst & Young, during the December 31, 1993 to January 31, 1997 period, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference to the matter in their report.

           Ernst & Young has provided a letter addressed to the Commission stating that it agrees with the statements contained in proceeding paragraph.

          Pursuant to an Order of the Bankruptcy Court for the Southern District of New York, entered June 27, 1995, W. Group was authorized to employ and appoint the firm of Richard A. Eisner & Company, LLP as their auditors. Richard A. Eisner & Company, LLP has agreed to continue to perform the audit for the reorganized Harter Financial and has agreed to stand for re-election for the audit of the fiscal year ending June 1997.

Item 4.             Recent Sales of Unregistered Securities.

          In the past three years the Company has not sold any securities which were not registered under the Securities Act.

Item 5.             Indemnification of Directors and Officers.

          For time periods after the Filing Date, the Company's By-Laws include a provision that obligates the Company to indemnify to the fullest extent not prohibited by law any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director, officer or employee of the company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the company or a constituent corporation absorbed in a consolidation or a merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the company or other enterprise, against expenses (including attorneys' fees), liability and loss actually and reasonably incurred or suffered by such person in connection with such Proceeding, whether or not the indemnified liability arises from any threatened, pending or completed Proceeding by or in the right of the company, except to the extent that (i) such person is not otherwise indemnified and (ii) such indemnification is not prohibited by applicable law.









                                 (INTENTIONALLY LEFT BLANK)

                                        PART F/S

Financial Statements and Supplementary Data

          See Financial Statements of the Registrant Commencing on Page F-1 herein.

Financial Statements and Exhibits

                               Harter Financial, Inc.
                      Report on Audit of Financial Statements
                for the Years Ended June 30, 1995 and June 30, 1996
                    And for the Nine Months Ended March 31, 1997


                                  Table of Contents
                                                                   PAGE


Report of Independent Accountants                                   F-1

Financial Statements:

Consolidated Balance Sheets as at
  June 30, 1996 and March 31, 1997                                  F-2
Consolidated Statement of Operations
  For the Years Ended June 30, 1996
  And June 30, 1995, for the Periods Ended
  October 22, 1996 and March 31, 1997 and
  For the Nine Months Ended March 31, 1996                          F-3
Consolidated Statement of Stockholder's
  Equity (Capital Deficiency) for the Years
  Ended June 30, 1996 and June 30, 1995
  and March 31, 1997                                                F-4
Consolidated Statement of Cash Flows
  For the Years Ended June 30, 1996,
  And June 30, 1995, for the Periods Ended
  October 22, 1996 and March 31, 1997 and
  For the Nine Months Ended March 31, 1996                          F-5
Notes to Financial Statements                                       F-7

                                          PART III

Item 1.             Index to Exhibits.

    Exhibits                                                          Page

          2         Plan of Reorganization dated July 2, 1996,
                    as confirmed by the Bankruptcy Court.               *

          3(i)      Articles of Incorporation of Harter Financial,
                    Inc., as amended.                                   *

          3(ii)     Bylaws of Harter Financial, Inc.                    *

          16 Letter to Ernst & Young, LLP. in accordance with Regulation S-K, Item 304(a)(3) dated January 31,
                    1997 and letter from Ernst & Young, LLP. dated
                    June 3, 1997 regarding change in certifying
                    accountant.                                         *

          99        Order authorizing the retention of Richard
                    A. Eisner & Co., LLP. as auditors dated
                    June 27, 1995.                                      *

          99        Form of specimen certificate for Harter
                    Financial, Inc.'s common stock, $0.01 par value.    *

* Previously filed with the Securities and Exchange Commission as an Exhibit.

                                     SIGNATURES


    In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      HARTER FINANCIAL, INC.
                                      (Registrant)

                                      By:   /s/ Spencer J. Angel
                                      -------------------------------
Dated : August 13, 1997                         Spencer J. Angel
                                      Its:      President and Treasurer

                        REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Harter Financial, Inc.
New Vernon, NJ


          We have audited the accompanying consolidated balance sheets of Harter Financial, Inc. (formerly Wolf Financial Group, Inc.) and subsidiaries as at June 30, 1996 and the related consolidated statements of operations, capital deficiency and cash flows for each of the years ended June 30, 1996 and June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Harter Financial, Inc. and subsidiaries at June 30, 1996, and the consolidated results of their operations and their consolidated cash flows for each of the years ended June 30, 1996 and June 30, 1995 in conformity with generally accepted accounting principles.

          The accompanying consolidated financial statements have been prepared assuming that Harter Financial, Inc. will continue as a going concern; such consolidated financial statements are not significantly different than would have resulted from applying liquidation basis accounting. As discussed in Note A to the consolidated financial statements, Harter Financial, Inc. and one of its subsidiaries filed voluntary petitions seeking reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on August 24, 1994. In October 1996, the Company's plan of reorganization was confirmed.
The Company's continuation as a going concern is contingent upon its ability to attain profitable operations.




New York, New York
January 2, 1997

With respect to subscription receivable,
May 19, 1997

                   HARTER FINANCIAL, INC. AND SUBSIDIARIES
                    (formerly Wolf Financial Group, Inc.)
                           (debtors-in-possession)

                         CONSOLIDATED BALANCE SHEETS


                                                 June 30,     March 31,
                         A S S E T S              1996          1997
                         ___________            __________    __________
                                                              (Unaudited)
Cash and cash equivalents (Note C[5])          $ 2,326,708    $1,064,760
Receivable from clearing brokers                     5,122
Securities owned, at market value (Note C[3])       18,512       883,281
Securities not readily marketable, at
   estimated fair value (Note C[3]):
     Equity securities                             401,575           200
     Debt securities                               237,500       400,000
Furniture, fixtures, equipment and
   leasehold improvements at cost (less
   accumulated depreciation and
   amortization of $852,363 in 1996 and
   $100,750 in 1997) (Notes C[4] and D)             60,628         3,674
Subscription receivable (collected
   May 19, 1997)                                                 300,000
Other assets                                        30,841        78,928
                                               ____________   ___________

          T O T A L                            $ 3,080,886    $2,730,843
                                               ============   ===========

      LIABILITIES AND STOCKHOLDER'S EQUITY
            (CAPITAL DEFICIENCY)

Current liabilities:
   Post-petition liabilities:
     Accounts payable and accrued expenses     $   219,507    $1,971,231
     Deferred revenue                                8,656
                                               ____________   ___________
         Total current liabilities                 228,163     1,971,231

Pre-petition liabilities (Notes C[1] and E):
   Not subject to compromise                         2,395
   Subject to compromise                        15,190,681
                                               ____________
                                                15,193,076
                                               ____________   ___________
          Total liabilities                     15,421,239     1,971,231
                                               ____________   ___________

Commitments and contingencies

   (Notes B and J)

Stockholder's equity (capital deficiency)
 (Notes A, B and I):
   Common stock - $0.01 par value;
   authorized 15,000,000 shares, 6,738,300
   shares issued and outstanding at 6/30 1996
     and 8,905,883 at 3/31 1997                      67,383       89,059
   Additional paid-in capital                     7,079,899    1,209,633
   Accumulated deficit                         (19,487,635)     (539,080)
                                               ____________   ___________
          Total stockholder's equity (capital
            deficiency)                        (12,340,353)      759,612
                                               ____________   ___________
          T O T A L                            $ 3,080,886    $2,730,843
                                               ============   ===========

         Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                   HARTER FINANCIAL, INC. AND SUBSIDIARIES
                    (formerly Wolf Financial Group, Inc.)
                           (debtors-in-possession)

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        October
                                             July 1,      23,         Nine
                                               1996       1996       Months
                      Year Ended June 30,       to        to         Ended
                     _____________________  October 22  March 31,   March 31,
                        1996       1995        1996       1997        1996
                     _________  __________  __________ __________   _________
                                             Unaudited  Unaudited   Unaudited
Interest income      $  76,246  $    2,083  $   8,375   $   27,616    $  28,016

Continuing operating
expenses              (685,777)   (643,097)    (220,889)    (396,265)  (516,713)

Realized and
unrealized gain (loss)
on marketable
and not readily
marketable
securities                                      556,816     (170,431)
Reorganization items
- expenses (Note F)   (298,266)   (701,196)    (246,908)               (241,731)
                     ----------  ----------   ----------   ---------  ---------

Income (loss) before
discontinued
operations and
extraordinary item    (907,797)   (1,342,210)     97,394    (539,080)  (730,428)

Income (loss)
from discontinued
operations
  (Note G)              62,702    2,376,146     (42,460)                 62,509

                      _________  __________   __________   _________  _________


Income (loss) before
extraordinary item    (845,095)   1,033,936       54,934   (539,080)   (667,919)

Extraordinary item:
  Forgiveness of
  debt                                        13,066,541
                     __________  __________   ___________  __________ _________

NET INCOME (LOSS)    $(845,095)  $1,033,936   $13,121,475  $(539,080) $(667,919)
                     ==========  ==========   ===========  ========== ==========
NET LOSS PER COMMON
SHARE (Note C[8])                                              $(.06)
                                                               ======

Weighted average
number of common
shares outstanding                                         8,905,883
                                                           ==========

         Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                           HARTER FINANCIAL, INC. AND SUBSIDIARIES
                            (formerly Wolf Financial Group, Inc.)
                                  (debtors-in-possession)

    CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (CAPITAL DEFICIENCY)

                       Common Stock
                      Par Value $0.01
                    ---------------------
                       Number
                      of Shares                            Retained
                       Issued               Additional     Earnings
                         and                   Paid-in   (Accumulated
                     Outstanding   Amount      Capital       Deficit)      Total
                     -----------   ------   ----------    -----------      -----

Balance at July
1, 1994               6,738,300   $ 67,383  $ 7,079,899  $(19,676,476)  $(12,529,194)

Net income for
the year ended
June 30, 1995                                               1,033,936      1,033,936
                      _________   ________  _________    ____________   ____________

Balance at June
 30, 1995             6,738,300     67,383   7,079,899    (18,642,540)   (11,495,258)

Net (loss) for
the year ended
June 30, 1996                                                (845,095)      (845,095)
                      _________   ________  __________   ____________   ____________
Balance at June
30, 1996              6,738,30      67,383   7,079,899    (19,487,635)   (12,340,353)

Net income for
the period July
1, 1996 to
October 22, 1996
(unaudited)                                                13,121,475     13,121,475

Chapter 11 Reor-
ganization can-
cellation of old
stock (including
sale of 5,263,158
shares of common
stock to plan
funder for sub-
scription
receivable of
$300,000)             (6,738,300)  (67,383) (6,298,777)     6,366,160      - 0 -


Issuance of stock
in Chapter 11
Reorganization         8,905,883   89,059      428,511                    517,570
                       _________  _______    _________   ____________   ____________

Balance at
October 22, 1996
(unaudited)            8,905,883   89,059    1,209,633     - 0 -         1,298,692

Net (loss) for
the period
October 23, 1996
to March 31,
(Unaudited)                                                 (539,080)    (539,080)
                      _________   ________  _________    ____________   ____________


BALANCE -
MARCH 31, 1997
(Unaudited)           8,905,883   $ 89,059  $ 1,209,633  $  (539,080)   $    759,612
                      ==========  ========  ===========  ============   ============

                Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                          HARTER FINANCIAL, INC. AND SUBSIDIARIES
                           (formerly Wolf Financial Group, Inc.)
                                 (debtors-in-possession)

                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        October
                                             July 1,      23,        Nine
                                               1996       1996      Months
                      Year Ended June 30,       to        to        Ended
                     _____________________  October 22  March 31,  March 31,
                        1996       1995        1996       1997       1996
                     _________  __________  __________ __________  _________
                                             Unaudited  Unaudited  Unaudited


Cash flows from
operating
activities:

 Net (loss) income  $ (845,095) $1,247,936  $13,121,475 $ (539,080) $ (667,919)
  Adjustments to
  reconcile net
  (loss) income
  to net cash
  provided by
  (used in)
  operating
  activities:

  Depreciation
  and
  amortization          44,287                   10,006     4,285       33,216

  Deferred interest
  income               (39,719)

  Forgiveness of
  debt                                      (13,066,541)

  Changes in operating
  assets and liabilities:

   Due to/from
   clearing
   brokers (net)     2,151,199    (710,411)       5,122              2,156,321

   Securities not
   readily market-
   able, at
   estimated fair
   value             (353,000)    266,800       401,375   425,765      198,399

   Securities owned,
   at market value
   (net)              552,331     495,470   (1,290,534)

   Income taxes
   receivable/payable
   (net)                          243,645

   Other assets        (3,170)    122,947      (41,212)   (6,875)        2,457

   Securities sold,
   but not yet
   purchased (net)               (153,709)

   Accounts payable
   and accrued
   expenses:

    Pre-petition        (6,731)    555,913

    Post-petition       66,239     150,318     116,949    (282,846)     21,583
                     __________ __________  ___________  __________  __________

     Net cash provided
     by (used in)
     continuing
     operations      1,566,341   2,218,909     (743,360) (398,751)   1,744,057

     Net cash (used in)
     provided by
     discontinued
     operations                 (1,482,746)      42,663
                    __________  __________  ___________ _________   __________

     Net cash
     provided by
     (used in)
     operating
     activities      1,566,341    736,163    (700,697)    (398,751)  1,744,057
                    __________  __________ ___________   _________  __________


Cash flows from investing activities:

 Decrease (increase)
 in investments in
 debt securities        12,500   (250,000)    (12,500)    (150,000)     12,500

 Additions to fixed
 assets                            (1,617)

 Proceeds from sale
 of fixed assets
 due to Chapter 11
 proceedings                       80,000
                    __________  ________    ___________ _________   __________

   Net cash provided
   by (used in)
   investing
   activities          12,500   (171,617)      (12,500)  (150,000)      12,500
                    __________  _________    ___________ _________  __________

                                                 F-5

NET INCREASE
(DECREASE) IN
CASH AND CASH
EQUIVALENTS          1,578,841   564,546      (713,197)   (548,751)  1,756,557


Cash and cash
equivalents at
beginning of
period                 747,867   183,321     2,326,708   1,613,511     747,867
                    __________  _________   ___________ __________  __________

CASH AND CASH
EQUIVALENTS AT END
OF PERIOD           $2,326,708  $747,867    $1,613,511  $1,064,760  $2,504,424
                    ==========  =========   ==========  ==========  ==========

Supplemental disclosures
of cash flow
information:

 Cash paid during
 the period for:

  Interest                      $    3,543  $    2,650
  Income taxes      $   12,914                                      $   12,810
  Details of operat-
  ing cash receipts
  and payments
  resulting from
  reorganization:

   Interest received
   on cash accumu-
   lated because of
   the Chapter 11
   proceedings         140,562      46,265      29,782                 114,776

   Professional fees
   paid for services
   rendered in
   connection with
   the Chapter 11
   proceedings        251,927                 107,566                  251,927

  See Note B for
  discussion of plan of
  reorganization and
  forgiveness of debt

              Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                             HARTER FINANCIAL, INC. AND SUBSIDIARIES
                              (formerly Wolf Financial Group, Inc.)
                                    (debtors-in-possession)
                                 NOTES TO FINANCIAL STATEMENTS

                  (Unaudited as at March 31, 1997 and for the periods from
                 July 1, 1996 to October 22, 1996 and October 23, 1996 to
                        March 31, 1997 and for the nine months ended
                                        March 31, 1996)

(NOTE A) - Basis of Presentation:

          Wolf Financial Group, Inc. ("WFG") and its wholly owned subsidiary, F.N. Wolf & Co., Inc. ("FNW"), filed voluntary petitions seeking reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on August 24, 1994. Prior to the filing, FNW discontinued its operations (effective June 30, 1994) as a registered broker and dealer in securities under the Securities Exchange Act of 1934. WFG's other wholly owned subsidiary, Planner's Insurance Agency, Inc. ("Planner's"), has limited activities.

          Prior to the filing date, three outside directors were elected as a majority of the board of WFG.

          Pending confirmation of the Company's plan of reorganization, the Company carried out limited business activities, including issuing bridge loans to certain unrelated third parties. On October 23, 1996, the Bank-ruptcy Court confirmed the amended joint plan of reorganization (the "Plan") dated July 2, 1996 (see Note B). Under the amended joint plan of reorganiza-tion, the focus of the business will be that of a quasi investment banker, merchant banker and financial consultant to small and medium sized companies seeking nonpublic bridge financings. The Company also intends to seek oppor-tunities to acquire other operating companies. In accordance with Statement of Position No. 90-7 ("SOP 90-7") of the American Institute of Certified Public Accountants, WFG is required to account for the reorganization using fresh-start reporting (see Note B). Accordingly, all financial statements for any period prior to October 22, 1996, are periods prior to the implementation of fresh-start reporting, and are not comparable to the financial statements for periods after the implementation of fresh-start reporting. On November 6, 1996 by order of the United States Bankruptcy Court the Company changed its name to Harter Financial, Inc. The Company's ability to continue as a going concern is contingent upon its ability to attain profitable operations.


(NOTE B) - Joint Amended Plan of Reorganization:

          On October 23, 1996 The Bankruptcy Court confirmed the Plan which

(continued)

                 HARTER FINANCIAL, INC. AND SUBSIDIARIES
                   (formerly Wolf Financial Group, Inc.)
                         (debtors-in-possession)

                        NOTES TO FINANCIAL STATEMENTS

                (Unaudited as at March 31, 1997 and for the periods from July 1, 1996 to October 22, 1996 and October 23, 1996 to
                     March 31, 1997 and for the nine months ended
                                March 31, 1996)

provided for the following:

          -     Class 1 consists of secured claims of which there are none.

(NOTE B) - Joint Amended Plan of Reorganization:  (continued)

   - Class 2 consists of priority wage and tax claims. Class 2 creditors holding claims of approximately $225,446 will be paid in full.

   - Class 3 consists of all general unsecured claims, other than insider claims, indemnity claims and securities claims. Class 3 creditors holding claims of approximately $1,605,784 will receive one share of common stock in the reorganized entity (the "New Stock") for each $1 in claim. Accordingly, Class 3 creditors were issued 1,605,784 shares of New Stock. As of the confirmation date, the value of each share of New Stock was estimated in the Plan at approximately $.06.

   - Class 4 consists of securities claims against the Company. Class 4 claims approximated $100 million (see Note I). Class 4 creditors will receive cash of $500,000, the guaranteed minimum cash payment under the Plan, and New Stock equal to the number of shares of New Stock issued to holders of Class 3 claims (1,605,784 shares of New Stock).

   - Class 5 consists of claims of the Securities and Exchange Commission (the "SEC"). The SEC had a number of actions pending against the Company asserting an aggregate liability of approximately $13 million, for which the SEC received an allowed Class 5 claim of $8,814,235 (see
         Note I). The SEC received cash of $1 million in settlement of its claim.

   - Class 6 claims consist of all insider and indemnity claims. Class 6 claims amounted to approximately $448,995. These claims will share pro rata the distribution of 100,000 shares of New Stock.

   In addition to the above claims the Company has agreed to pay, $200,000 to the Internal Revenue Service in settlement of a disputed

(continued)

                       HARTER FINANCIAL, INC. AND SUBSIDIARIES
                        (formerly Wolf Financial Group, Inc.)
                             (debtors-in-possession)

                           NOTES TO FINANCIAL STATEMENTS

                (Unaudited as at March 31, 1997 and for the periods from July 1, 1996 to October 22, 1996 and October 23, 1996 to
                      March 31, 1997 and for the nine months ended
                                      March 31, 1996)

priority tax claim of up to $3,464,268 and approximately $2,395 was paid for undisputed priority tax claims.

(continued)
                                    F-9

                     HARTER FINANCIAL, INC. AND SUBSIDIARIES
                      (formerly Wolf Financial Group, Inc.)
                             (debtors-in-possession)

                         NOTES TO FINANCIAL STATEMENTS

              (Unaudited as at March 31, 1997 and for the periods from
              July 1, 1996 to October 22, 1996 and October 23, 1996 to
                   March 31, 1997 and for the nine months ended
                                 March 31, 1996)

(NOTE B) - Joint Amended Plan of Reorganization:  (continued)

       The Plan also provided that on the effective date of the Plan, certain individuals (the "Plan Funder") would purchase an aggregate of 5,263,158 shares of New Stock for $300,000 ($.057 per share) and for the Company to issue 331,157 shares of New Stock (valued at $18,876), (to Joshua Angel) which equaled 10% of the number of shares issued to the holders of Class 3, Class 4 and Class 6 claims in consideration for services rendered to the Company during the Chapter 11 proceedings.

(continued)

                      HARTER FINANCIAL, INC. AND SUBSIDIARIES
                      (formerly Wolf Financial Group, Inc.)
                          (debtors-in-possession)

                (Unaudited as at March 31, 1997 and for the nine months
                      ended March 31, 1997 and March 31, 1996)

(NOTE B) - Joint Amended Plan of Reorganization:  (continued)

     WFG and subsidiaries accounted for the reorganization using fresh start reporting. Accordingly, all assets and liabilities are restated to reflect their reorganization value at the date of reorganization.  The following table
("Plan of Reorganization Recovery Analysis") summarizes the adjustments required to record the reorganization and the issuance of the various securities in connection with the implementation of the Plan.

                                                  Recovery
                            ___________________________________________________________
                            Elimination                        Additional
                              of Debt   Surviving              Paid-in      Common Stock   Total Recovery
                            and Equity    Debt       Cash      Capital      %      Value      $       %
                            ___________ _________  _________   __________   _____  ______  _______   ___


Post-petition
liabilities    $   345,112               $326,236                          8.7%  $ 18,876 $  345,112 100%

Claim/interest:
  A/P & accrued
  miscellaneous
  not subj. to
  comp.              2,395                 2,395                                               2,395 100


  Class 2          225,446                         $  225,446                                225,446 100

  Class 3        1,605,784  $(1,509,437)                                  44.3    96,347      96,347   6

  Class 4          596,347                            500,000             44.3    96,347     596,347 100
  Class 5        8,814,235   (7,814,235)            1,000,000                              1,000,000  11

  Class 6          448,995     (442,995)                                   2.7     6,000       6,000   1

  IRS Claim      3,464,268   (3,264,268)              200,000                                200,000   6

  Trade and other
   miscellaneous
   claims           35,606      (35,606)                                                    - 0 -
                15,193,076
               ___________
Additional
 paid-in
 capital         7,079,899   (6,298,777)                       $781,122                      781,122

Common
 stockholder        67,383      (67,383)                                                    - 0 -

Deficit        (19,432,701)  19,432,701                                                     - 0 -
               ____________ ___________  ________  __________  ________  ______  ________ __________
  Total        $  3,252,769 $   - 0 -    $328,631  $1,925,448  $781,122  100.0%  $217,570 $3,252,769
               ============ ===========  ========  ==========  ========  ======  ======== ==========

                                              F-11

                           HARTER FINANCIAL, INC. AND SUBSIDIARIES
                            (formerly Wolf Financial Group, Inc.)
                                  (debtors-in-possession)

                                 NOTES TO FINANCIAL STATEMENTS

              (Unaudited as at March 31, 1997 and for the periods from
               July 1, 1996 to October 22, 1996 and October 23, 1996 to
                     March 31, 1997 and for the nine months ended
                                      March 31, 1996)

(NOTE C) - Summary of Significant Accounting Policies:

          [1]  Liabilities subject to compromise:

               Liabilities subject to compromise includes obligations such as various litigation claims notes payable, due to clearing brokers and trade payables which were outstanding on the bankruptcy filing date and are subject to compromise under the terms of the joint plan.

          [2]  Securities transactions:

               Securities transactions and related revenues were recorded in the financial statements on a settlement-date basis; however, all transactions were reviewed and adjusted to a trade-date basis for significant changes.

          [3]  Security valuation:

        Marketable securities owned by FNW are carried at market value, with related changes in unrealized appreciation or depreciation reflected in net income (loss)(continuing or discontinued operations as appropriate).

         Securities not readily marketable held by FNW are carried at fair value, as determined by management in good faith, with related changes in unrealized appreciation or depreciation reflected in continuing net income
(loss).

          [4]  Furniture, fixtures, equipment and leasehold improvements:

             Furniture, fixtures and equipment are recorded at cost and are generally depreciated over a five to seven-year period using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the terms of the respective lease, using the straight-line method.

          [5]       Cash and cash equivalents:

        For purposes of the statements of cash flows and balance sheet, the Company considers all highly liquid debt instruments with

(continued)

                          HARTER FINANCIAL, INC. AND SUBSIDIARIES
                           (formerly Wolf Financial Group, Inc.)
                                   (debtors-in-possession)

                               NOTES TO FINANCIAL STATEMENTS

                 (Unaudited as at March 31, 1997 and for the periods from
                  July 1, 1996 to October 22, 1996 and October 23, 1996 to
                         March 31, 1997 and for the nine months ended
                                      March 31, 1996)



a maturity of three months or less when acquired that are not carried as proprietary inventory to be cash equivalents.

(continued)

                       HARTER FINANCIAL, INC. AND SUBSIDIARIES
                       (formerly Wolf Financial Group, Inc.)
                                (debtors-in-possession)

                              NOTES TO FINANCIAL STATEMENTS

                 (Unaudited as at March 31, 1997 and for the periods from
                  July 1, 1996 to October 22, 1996 and October 23, 1996 to
                       March 31, 1997 and for the nine months ended
                                     March 31, 1996)

(NOTE C) - Summary of Significant Accounting Policies:  (continued)

          [5]       Cash and cash equivalents:  (continued)

          The Company maintains cash accounts in a bank insured by the Federal Deposit Insurance Corporation (FDIC). The FDIC maximum insurable limit of cash deposits is $100,000 per account. At June 30, 1996, the Company had cash in this bank in excess of the FDIC limit totaling approximately $2,115,000.

          [6]  Principles of consolidation:

          The consolidated financial statements include the accounts of Wolf Financial Group and its wholly owned subsidiaries, F.N. Wolf & Co., Inc. and Planner's Insurance Agency, Inc. All significant intercompany transactions and accounts have been eliminated.

          [7]  Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

          [8]  Loss per share:

             Loss per share for the period from October 23, 1996 to March 31, 1997 is computed based on the number of shares of common issued in connection with the plan of reorganization, including the number of shares sold to the plan funder.

             Earnings (loss) per share data for the periods prior to October 22, 1996 is not presented as such financial statements were for periods prior to the implementation of fresh-start reporting and are not comparable to subsequent financial statements.

                                       F-14
(continued)

                          HARTER FINANCIAL, INC. AND SUBSIDIARIES
                            (formerly Wolf Financial Group, Inc.)
                                   (debtors-in-possession)

                              NOTES TO FINANCIAL STATEMENTS

                 (Unaudited as at March 31, 1997 and for the periods from July 1, 1996 to October 22, 1996 and October 23, 1996 to
                      March 31, 1997 and for the nine months ended
                                      March 31, 1996)

(NOTE C) - Summary of Significant Accounting Policies:  (continued)

          [9]       Unaudited interim financial statements:

           In the opinion of management, the unaudited financial statements as of March 31, 1997 and for the periods from July 1, 1996 to October 22, 1996 and October 23, 1996 to March 31, 1997 and for the nine months ended March 31, 1996 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operations for interim periods are not indicative of the results to be expected for the entire year.


(NOTE D) - Furniture, Fixtures, Equipment and Leasehold Improvements:

          Fixed assets consists of the following:


                                          June 30,      March 31
                                            1996          1997
                                          --------      --------
      Furniture and fixtures             $ 837,044      $   28,477
      Automobile                            75,947          75,947
                                         ---------      ----------
                                           912,991         104,424

      Less accumulated
        depreciation and
        amortization                      (852,363)       (100,750)
                                         ----------      ----------
                                         $  60,628       $   3,674
                                         ==========      ==========

      (continued)

                          HARTER FINANCIAL, INC. AND SUBSIDIARIES
                            (formerly Wolf Financial Group, Inc.)
                                    (debtors-in-possession)

                  (Unaudited as at March 31, 1997 and for the periods from
                   July 1, 1996 to October 22, 1996 and October 23, 1996 to
                         March 31, 1997 and for the nine months ended
                                      March 31, 1996)

(NOTE E) - Pre-Petition Liabilities:

     Pre-petition liabilities (unsecured) consists of the following:

                                                          June 30, 1996
                                                   __________________________
          Not subject to compromise:
       Priority tax claims                                        $     2,395

          Subject to compromise:
             Notes payable:
          Note payable - Therapeutic Patch
           Research N.V. [1]                       $ 1,000,000
          Note payable - Anker Bank [2]                250,000
          Other accounts payable and accrued
            expenses (a)                            13,940,681     15,190,681
                                                   ___________    ___________

                                                                  $15,193,076
                                                                  ===========

     (a) Pre-petition liabilities include an aggregate of $9,410,582 representing a class action securities litigation in excess of $100,000,000 (recorded at the settlement amount of $596,347) and an allowed claim of $8,814,235 related to certain SEC litiga-tion which was ultimately settled for $1,000,000 (see Note I).

     [1]  Note payable - Therapeutic Patch Research N.V.:

         The note payable, dated May 3, 1994, maturing on May 31, 1995 was issued to Therapeutic Patch Research N.V. in the principal amount of $1,000,000 in exchange for 200,000 shares of Pharma Patch PLC. The note had a 10% interest rate and was issued with 5-year warrants to acquire 1,000,000 shares of WFG common stock at an exercise price of $.25 per share. The warrants were estimated to have a minimal value. WFG defaulted on the note. Under the bankruptcy proceeding, the warrants were cancelled and the note payable was considered unsecured and was classified as a Class 3 liability which was subject to compromise (see Note B).



(continued)

                      HARTER FINANCIAL, INC. AND SUBSIDIARIES
                       (formerly Wolf Financial Group, Inc.)
                              (debtors-in-possession)

               (Unaudited as at March 31, 1997 and for the periods from
                July 1, 1996 to October 22, 1996 and October 23, 1996 to
                      March 31, 1997 and for the nine months ended
                                    March 31, 1996)

(NOTE E) - Pre-Petition Liabilities:  (continued)

    [2]  Note payable - Anker Bank:

         The note payable, dated May 25, 1994, issued to Anker Bank in the amount of $250,000, bearing interest at 10% was convertible into WFG common stock at a rate of $1.00 principal amount for each share up to the maturity of the note on May 31, 1996. In addition, WFG issued a warrant to Anker Bank to purchase 250,000 shares of WFG common stock at an exercise price of $.25 per share expiring on May 31, 1999. The warrants were estimated to have a minimal value. Pursuant to the Plan, the warrants were cancelled. Anker Bank did not file a claim under the plan of reorganization and thus is deemed to be barred from filing a claim by operation of law.


(NOTE F) - Reorganization Items:

    Reorganization items consist of expenses and other costs directly related to the reorganization of the debtors since the Chapter 11 filing.
Reorganization items incurred are included in the consolidated statement of operations and are summarized as follows:

                                                          July 1,     Nine
                                                            1996     Months
                                                             to       Ended
                                                         October 22, March 31,
                                      1996       1995       1996       1996
                                    _________  ________   ________   _________

Legal notices                       $ 104,635  $ 21,731   $145,998   $  95,080
Bankruptcy fees                        11,000     7,750      4,250       9,500
Professional fees                     323,193   712,980    126,442    251,927
Legal settlements                                 5,000
Interest (income)                    (140,562)  (46,265)   (29,782)  (114,776)
                                     _________ _________  _________  _________
                                     $298,266  $701,196   $246,908   $241,731
                                     ========= =========  =========  =========

                                              F-17
(continued)

                        HARTER FINANCIAL, INC. AND SUBSIDIARIES
                        (formerly Wolf Financial Group, Inc.)
                               (debtors-in-possession)

                (Unaudited as at March 31, 1997 and for the periods from
                July 1, 1996 to October 22, 1996 and October 23, 1996 to
                      March 31, 1997 and for the nine months ended
                                     March 31, 1996)

(NOTE G) - Discontinued Operations:

    The Company has been involved in various civil and regulatory litigation in connection with its brokerage operations. On June 30, 1994, the Company determined to discontinue all operations in consideration of the litigation discussed in Note I. In connection with the decision to discontinue the operation, the Company recorded a charge of $12,538,854 consisting of a provision for estimated losses on disposal of assets and a provision for estimated losses through the expected time of discontinuance including
$8,814,235, as a Securities and Exchange Commission allowed claim; $3,464,268, as an Internal Revenue Service tax claim, as discussed in Note B, and a settlement amount of $500,000 and 1,605,784 shares of new stock valued at $96,347 for various class action claims involving multiple creditors seeking damages in excess of $100,000,000.

    Results from discontinued operations are as follows:


                                                          July 1,     Nine
                                                            1996     Months
                                    Year Ended June 30,      to       Ended
                                    ___________________  October 22, March 31,
                                      1996       1995       1996       1996
                                    _________  ________   ________   _________
Revenues:
   Commissions                      $34,118    $  154,681 $    203   $ 33,698
   Trading and investment gains       4,115     2,240,215               3,314
   Other                             24,469                            25,497
                                    -------    ---------- ---------  --------
                                     62,702     2,394,896       203    62,509
Expenses (interest)                                18,750
                                    -------    ---------- ---------  --------
Income before loss on disposal       62,702     2,376,146       203    62,509
Provision for loss on disposal
   (no income tax benefit)                                  (42,663)
                                    -------    ---------- ---------  --------

Income (loss) from discontinued
   operations                       $62,702    $2,376,146 $(42,460)  $ 62,509
                                    =======    ========== =========  ========

(continued)
                                   F-18

                      HARTER FINANCIAL, INC. AND SUBSIDIARIES
                       (formerly Wolf Financial Group, Inc.)
                             (debtors-in-possession)

                 (Unaudited as at March 31, 1997 and for the periods from
                 July 1, 1996 to October 22, 1996 and October 23, 1996 to
                        March 31, 1997 and for the nine months ended
                                      March 31, 1996)


(NOTE H) - Income Taxes:

    At June 30, 1996, the Company has accumulated substantial operating loss carryforwards for federal income tax purposes. Such operating losses will be reduced in the confirmation process. Based on the equity structure of reorganized WFG, it is unlikely that the Company will be able to use such carryforwards, if any, and a valuation allowance in the entire amount has been provided.


(NOTE I) - Litigation and Regulatory Matters:

     [1]  Regulatory matters:

          In connection with its discontinued activities as a broker-dealer, the Company was a defendant (along with the Company's then president) in various civil actions and an administrative proceeding brought by the SEC alleging violations of various sections of the anti-fraud provisions of the federal securities laws. Pursuant to the Plan, the SEC received $1 million on account of its allowed Class 5 claim in the amount of $8,814,235.

          Prior to the filing, the Company and certain of its officers were the subject of NASD proceedings alleging violations of certain Exchange Act rules and NASD rules which resulted in an adverse ruling against the Company and certain of the officers. The Company appealed the NASD ruling. The Company no longer operates as a broker-dealer.

          The Bureau of Securities for the State of New Jersey (the "Bureau") filed an administrative complaint against the Company and certain of its officers alleging violations of certain provisions of New Jersey securities laws. Pursuant to a settlement with the Bureau, the registration of the Company as a broker-dealer in the State of New Jersey was revoked and the State of New Jersey was paid a monetary penalty of $5,000.

(continued)

                         HARTER FINANCIAL, INC. AND SUBSIDIARIES
                          (formerly Wolf Financial Group, Inc.)
                                (debtors-in-possession)

                 (Unaudited as at March 31, 1997 and for the periods from
                 July 1, 1996 to October 22, 1996 and October 23, 1996 to
                       March 31, 1997 and for the nine months ended
                                      March 31, 1996)


(NOTE I) - Litigation and Regulatory Matters:  (continued)

     [2]  Class action litigation:

          The Company was a defendant in a class action lawsuit entitled In re Hibbard Brown & Co. Securities Litigation, alleging among other things, violations of various sections of the anti-fraud provisions of the federal securities laws. The Company was also a defendant in a related class action lawsuit captioned Jerry W. Kopp, Joe Basile and Norman C. Miller, individually and on behalf of all other persons similarly situated v. F.N. Wolf & Company, Inc., Wolf Financial Group, Inc., Franklin N. Wolf, et al. Claims under the class action lawsuits, (together, the "Securities Claims") aggregated in excess of $100 million. Under the Plan, plaintiffs in the Securities Claims (Class 4 claims) are to receive $500,000 (the guaranteed minimum under the Plan) and 1,605,784 shares of common stock, valued at $96,347, in the reorganized company.

          The Company was also a party to a number of other litigations, arbitrations, investigations and inquiries which arose in the ordinary course of business. Under the Plan, such matters may not be continued.


(NOTE J) - Lease Commitment:

     The Company is obligated under an operating lease for its administrative office premises expiring on August 31, 1997 at a monthly rental of $3,400.


                                   F-20